# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: REGIS CORP, CIK 0000716643
CUSIP: 758932206
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3701 WAYZATA BLVD, SUITE 500, MINNEAPOLIS, Minnesota (MN), 55416
Date of event which requires filing of this statement: 07/29/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001777141

## Reporting persons
- Kent Lake Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 120,000; sole dispositive power 0; shared dispositive power 120,000; aggregate amount beneficially owned 120,000 (5.3% of the class)
- Kent Lake Capital LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 120,000; sole dispositive power 0; shared dispositive power 120,000; aggregate amount beneficially owned 120,000 (5.3% of the class)
- Benjamin Natter: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 120,000; sole dispositive power 0; shared dispositive power 120,000; aggregate amount beneficially owned 120,000 (5.3% of the class)

## Item 1. Issuer
Name of issuer: REGIS CORP
Address of issuer's principal executive offices: 3701 WAYZATA BLVD, SUITE 500, MINNEAPOLIS, MINNESOTA, 55416.

## Item 2. Person Filing
Name of person filing:
Kent Lake Partners, LP
Kent Lake Capital LLC
Benjamin Natter
Address of principal business office or, if none, residence:
c/o Kent Lake Capital LLC
1 E Liberty St, Ste 600 #1025
Reno, NV 89501
Citizenship:
Kent Lake Partners, LP - Delaware
Kent Lake Capital LLC - Delaware
Benjamin Natter - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 120,000
Percent of class: 5.30
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 120,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 120,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Kent Lake Capital LLC is an investment adviser that is registered under the Investment Advisers Act of 1940. Kent Lake Capital LLC may be deemed to be the beneficial owner of all shares of Common Stock held by Kent Lake Partners LP (the "Fund"). Mr. Benjamin Natter, as Managing Member of Kent Lake Capital LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Fund. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Kent Lake Capital LLC and Mr. Natter expressly disclaim beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that Kent Lake Capital LLC or Mr. Natter are the beneficial owner of any of the securities reported herein.

Based on 2,279,948 outstanding shares of common stock as of April 26, 2024 as represented in the Issuer's 10-Q filed with the Securities and Exchange Commission ("SEC") on May 1, 2024.

The Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Kent Lake Capital LLC is an investment adviser that is registered under the Investment Advisers Act of 1940. Kent Lake Capital LLC may be deemed to be the beneficial owner of all shares of Common Stock held by Kent Lake Partners LP (the "Fund"). Mr. Benjamin Natter, as Managing Member of Kent Lake Capital LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Fund. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Kent Lake Capital LLC and Mr. Natter expressly disclaim beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that Kent Lake Capital LLC or Mr. Natter are the beneficial owner of any of the securities reported herein.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Kent Lake Partners LP: /s/ Benjamin Natter, Managing Member, Kent Lake GP LLC, its General Partner (08/08/2024)
- Kent Lake Capital LLC: /s/ Benjamin Natter, Managing Member (08/08/2024)
- Benjamin Natter: /s/ Benjamin Natter, Managing Member (08/08/2024)